August 17, 2020

Ms. Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

RE:	Registration Statement for Pacific Choice Income Flexible Premium Deferred Variable Annuity Contract (333-236927) funded by Separate Account A of Pacific Life Insurance Company (811-08946), Request for Acceleration

Registration Statement for Pacific Choice Income Flexible Premium Deferred Variable Annuity Contract (333-236928) funded by Separate Account A of Pacific Life & Annuity Company (811-09203), Request for Acceleration

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request on behalf of Pacific Life Insurance Company, Pacific Life & Annuity Company, and Pacific Select Distributors, LLC (collectively “Registrants”), acceleration of the effective date of the above referenced Registration Statements to August 21, 2020, or as soon thereafter as practicable.

Sincerely,

SEPARATE ACCOUNT A OF PACIFIC LIFE INSURANCE COMPANY

By:	/s/ Brandon Cage
Brandon J. Cage
Assistant Vice President, Counsel

SEPARATE ACCOUNT A OF PACIFIC LIFE & ANNUITY COMPANY

By:	/s/ Brandon Cage
Brandon J. Cage
Assistant Vice President, Counsel

PACIFIC SELECT DISTRIBUTORS, LLC

By:	/s/ Christine Tucker
Christine Tucker
Chief Executive Officer